ALPS SERIES TRUST

1290 Broadway, Suite 1100

Denver, CO  80203

February 20, 2015

Via EDGAR

Ms. Laura Hatch

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

ALPS Series Trust (the “Registrant”)

File No. 811-22747

Form N-CSR filed December 3, 2014, Post-Effective Amendment No. 14 filed on January 28, 2014 and Post-Effective Amendment No. 29 filed on August 29, 2014

Dear Ms. Hatch:

On behalf of the Registrant, I am responding to telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) received on February 3, 2015 regarding its review of the Registrant’s Form N-CSR, filed with the SEC via EDGAR on December 3, 2014 for the reporting period ended September 30, 2014 (“the Registrant’s Form N-CSR”), the Registrant’s Post-Effective Amendment No. 14 under the Securities Act of 1933, as amended (the “1933 Act”), filed with the SEC via EDGAR on January 28, 2014, and the Registrant’s Post-Effective Amendment No. 29 under the 1933 Act, filed with the SEC via EDGAR on August 29, 2014.

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments received by the Registrant on February 3, 2015 accompanied by the Registrant’s responses to each comment.

Comments Related to the Registrant’s Form N-CSR – Cognios Market Neutral Large Cap Fund (the “Cognios Fund”)

1.

Staff Comment:  Referring to page 19 of the Registrant’s Form N-CSR with respect to the financial highlights of the Cognios Fund, the Staff requested that, in all future applicable shareholder reports, the Registrant disclose the line titled “RATIOS TO AVERAGE NET ASSETS (including interest expense and dividend expense on securities sold short)” above the line titled “RATIOS TO AVERAGE NET ASSETS (excluding interest expense and dividend expense on securities sold short)” so that the ratios including such expenses are shown first in the Cognios Fund’s financial highlights above those ratios excluding such expenses.

Registrant’s Response: The Registrant confirms that it will disclose the line titled “RATIOS TO AVERAGE NET ASSETS (including interest expense and dividend expense on securities sold short)” above the line titled “RATIOS TO AVERAGE NET ASSETS (excluding interest expense and dividend expense on securities sold short)” in all future applicable shareholder reports with respect to the Cognios Fund and any other series of the Registrant, as applicable.

2.

Staff Comment:  Referring to Note 4 (SECURITIES TRANSACTIONS) on page 26 of the Cognios Fund’s Annual Report included in the Registrant’s Form N-CSR, the Staff requested that the Registrant confirm supplementally that the amounts excluded for “securities sold short” referenced in the sentence “[p]urchases and sales of securities, excluding short-term securities and securities sold short, during the fiscal year ended September 30, 2014” comprised only amounts for such securities that were held less than one year.

Registrant’s Response:  The Registrant confirms that the amounts excluded for “securities sold short” referenced in the sentence “[p]urchases and sales of securities, excluding short-term securities and securities sold short, during the fiscal year ended September 30, 2014” in Note 4 (SECURITIES TRANSACTIONS) on page 26 of the Registrant’s Form N-CSR comprised only amounts for such securities that were held less than one year.

Comments Related to the Registrant’s Form N-CSR – Crystal Strategy Family of Funds

3.

Staff Comment:  Referring to the Shareholder Letter for the Crystal Strategy Family of Funds on page 1 of the Funds’ Annual Report included in the Registrant’s Form N-CSR, the Staff requested that, in all future applicable shareholder reports, the Funds’ investment adviser discuss the performance of each Fund separately rather than in the aggregate.

Registrant’s Response:  The Registrant confirms that the Crystal Strategy Family of Funds’ investment adviser will discuss the performance of each Fund separately rather than in the aggregate in all future applicable shareholder reports.

4.

Staff Comment:  Referring to the Statement of Operations for the Crystal Strategy Family of Funds on page 26 of the Funds’ Annual Report included in the Registrant’s Form N-CSR, the Staff noted that the “Administration fee” and the “Chief Compliance Officer fee” allocated to the Crystal Strategy Leveraged Alternative Fund is substantially higher than such fees allocated to the other two Funds even though the Funds had similar asset levels at their fiscal year ended September 30, 2014.  Please explain.

Registrant’s Response:  The Registrant notes that the Administration fee and the Chief Compliance Officer fee are allocated to each of the Crystal Strategy Family of Funds based on average net assets for the relevant period.  Here, the relevant period began with the Funds’ inception date (December 30, 2013) through September 30, 2014 (the “Period”).  During the Period, the average net assets for the Crystal Strategy Absolute Income Fund, the Crystal Strategy Absolute Return Fund and the Crystal Strategy Leveraged Alternative Fund were approximately $1,428,188, $2,025,150 and $4,166,438, respectively.  Therefore, the Administration and the Chief Compliance Officer fees allocated among the Funds for the Period were substantially higher for the Crystal Strategy Leveraged Fund than for the other two Funds.

Comment Related to the Prospectus Fee Table and Examples of the GKE Asian Opportunities Fund (the “GKE Fund Prospectus”) Included in the Registrant’s Post-Effective Amendment No. 14, Filed with the SEC on January 28, 2014

5.

Staff Comment:  Referring to pages 3 and 4 of the GKE Fund Prospectus, the Staff noted that the GKE Asian Opportunity Fund’s waiver/reimbursement agreement was effective through January 31, 2016, approximately two years from the January 28, 2014 effective date of the GKE Fund Prospectus.  The Staff further noted, however, that both of the Fund’s 1- and 3-year examples were calculated assuming the waiver/reimbursement agreement was in effect for both years, resulting an overstatement of the Fund’s 3-year example.  The Staff requested that the Registrant review the 1-, 3-, 5- and 10-year examples for the Fund in its current prospectus dated January 28, 2015 and, if incorrect, that the Registrant supplement the Fund’s current prospectus with the correct information.

Registrant’s Response:  After reviewing the 1-, 3-, 5- and 10-year examples for the GKE Asian Opportunity Fund in its current prospectus dated January 28, 2015, the Registrant has determined that such examples were calculated incorrectly and that it will supplement the Fund’s current prospectus with the correct information.

Comment Related to the Prospectus Fee Table and Examples of the New Sheridan Developing World Fund (the “New Sheridan Fund Prospectus”) Included in the Registrant’s Post-Effective Amendment No. 29, Filed with the SEC on August 29, 2014

6.

Staff Comment:  Referring to pages 3 and 4 of the New Sheridan Fund Prospectus, the Staff noted that the New Sheridan Fund’s waiver/reimbursement agreement was effective through January 31, 2016, less than two years from the August 29, 2014 effective date of the New Sheridan Fund Prospectus.  The Staff further noted, however, that both of the Fund’s 1- and 3-year examples were calculated assuming the waiver/reimbursement agreement was in effect for both years, resulting an overstatement of the Fund’s 3-year example.  The Staff requested that the Registrant review the 1-, 3-, 5- and 10-year examples for the New Sheridan Fund in its current prospectus dated January 28, 2015 and, if incorrect, that the Registrant supplement the Fund’s current prospectus with the correct information.

Registrant’s Response:  After reviewing the 1-, 3-, 5- and 10-year examples for the New Sheridan Developing World Fund in its current prospectus dated January 28, 2015, the Registrant has determined that such examples were calculated correctly and that no supplement to the Fund’s is required to be filed at this time.

Comment Related to the Prospectus Fee Table of the Cognios Fund (the “Cognios Fund Prospectus”) Included in the Registrant’s Post-Effective Amendment No. 14, Filed with the SEC on January 28, 2014

7.

Staff Comment:  Referring to pages 3 and 4 of the Cognios Fund Prospectus, the Staff noted that General Instruction C.3(b) of Form N-1A states, among other things, that Item 3 (Risk/Return Summary:  Fee Table) “may not include disclosure other than that required or permitted by” that Item.  The Staff further noted that, because the disclosure in footnote (2) of the Cognios Fund’s fee table that “[d]ividend Expense reflects dividends paid on borrowed securities and are an expense of short sales” and that “[s]uch expenses are required to be treated as a Fund expense for accounting purposes and are not payable to Cognios Capital, LLC (the “Adviser”)” does not appear to be permitted or required by Item 3, the Registrant should supplement the Cognios Fund’s current prospectus to remove this footnote disclosure.

Registrant’s Response:  During the telephone call with you on February 3, 2015, it was noted that this identical footnote disclosure was included in the Registrant’s Post-Effective Amendment No. 20 (“PEA 20”) filed with the SEC on June 9, 2014 pursuant to Rule 485(a) to add prior performance of similarly managed private funds.  It was further noted that the SEC examiner who reviewed PEA 20 did not comment on or request that this footnote disclosure be removed from the Cognios Fund’s fee table.  During that call, you indicated that you would check internally with the SEC examiner and advise the Registrant on whether the Staff would require that the Registrant remove this disclosure from the Cognios Fund’s prospectus.  Later during the day on February 3, 2015, the Staff called to confirm that the disclosure in footnote (2) of the Cognios Fund’s fee table was okay as is and that no changes would be required at this time.  Based on this response, the Registrant has determined that, at this time, it will not be supplementing the Cognios Fund’s current prospectus to remove this footnote disclosure from the Fund’s fee table.

* * * * * * *

The Registrant hereby acknowledges that:

•

should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Registrant wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions or need further clarification, please contact me at (720) 917-0651.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary

cc:

Robert Robertson, Esq., Dechert LLP

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Kimberly Storms, Treasurer of the Registrant

Nate Mandeville, Assistant Treasurer of the Registrant